Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated October 12, 2016

October 12, 2016
Company name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code number: 6479 First Section, Tokyo Stock Exchange)
Contact:	Takayuki Ishikawa
General Manager,
Corporate Communications Office
(Tel: +81-(0)3-6758-6703)

Company name:	MITSUMI ELECTRIC CO., LTD.
Representative:	Shigeru Moribe
President and Representative Director
(Code number: 6767 First Section, Tokyo Stock Exchange)
Contact:	Kunihiro Noguchi
General Manager, General Affairs Dept.
(Tel: +81-(0)42-310-5333)

Notice Concerning a Change in the Effective Date of the Share Exchange in Connection with the
Business Integration of Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD.

As announced in “Notice Concerning Execution of Business Integration Agreement and Share Exchange Agreement in Connection with Business Integration of Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD.” dated March 30, 2016, Minebea Co., Ltd. (“Minebea”) and MITSUMI ELECTRIC CO., LTD. (“MITSUMI”) agreed to conduct a share exchange (the “Share Exchange”) between them as a business integration (the “Business Integration”) based on the spirit of equal partnership and executed a business integration agreement (the “Business Integration Agreement”) and a share exchange agreement (the “Share Exchange Agreement”).  Minebea hereby announces that today Minebea and MITSUMI have agreed to change the effective date of the Share Exchange and resolutions of their respective board of directors were adopted as stated below.

1.	Details of the Change

The effective date of the Share Exchange will be changed as below.

Before change:	March 17, 2017
After change:	January 27, 2017

2.	Reasons for the Change

Minebea and MITSUMI have proceeded with procedures and discussions in connection with the Business Integration.  Since procedures for obtaining permits and approvals necessary for the implementation of the Share Exchange from relevant Japanese or foreign authorities, including the Japan Fair Trade Commission, as well as discussions concerning the Business Integration between the two companies have made progress at a better rate than initially expected, and given that the parties have come to agree that it is possible for Minebea to further move ahead on management support for MITSUMI based on the Business Support Agreement entered into between the two companies as of August 2, 2016 and for Minebea and MITSUMI to more promptly and powerfully establish the post-integration group business structure, the effective date that was originally scheduled on March 17, 2017 is now moved up to January 27, 2017. The two companies believe that such change will enable them to be in a position sooner to realize the synergies of the Business Integration.

3.	Timeline of the Share Exchange

Resolutions of the board of directors approving the execution of the memorandum of understanding for amendment of the Business Integration Agreement and the Share Exchange Agreement (both companies)	October 12, 2016 (today)
Execution of the memorandum of understanding for amendment of the Business Integration Agreement and the Share Exchange Agreement (both companies)	October 12, 2016 (today)
Extraordinary general meeting of shareholders to approve the Share Exchange Agreement (MITSUMI)	December 27, 2016 (planned)
Last trading day (MITSUMI)	January 23, 2017 (planned)
Delisting (MITSUMI)	January 24, 2017 (planned)
Effective date of the Share Exchange	January 27, 2017 (planned)

The above schedule is currently anticipated.  If there is any change to the schedule during the course of procedures and discussions over the Business Integration, the two companies will announce such change promptly.

The Share Exchange is a short-form share exchange for Minebea and is expected to be conducted without obtaining the approval of shareholders of Minebea at its general meeting of shareholders.

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated. The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel: 03-6758-6703
Email: corporate_communication@minebea.co.jp

MITSUMI MITSUMI ELECTRIC CO., LTD. 2-11-2, Tsurumaki, Tama-shi, Tokyo, 206-8567, Japan Kunihiro Noguchi, General Manager General Affairs Dept. Tel: 042-310-5160 Email: prwmaster@mitsumi.co.jp

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Minebea and MITSUMI in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the group after the integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the companies (or the group after the integration) in their subsequent filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for PCs and peripherals, information and communication equipment, automobiles, consumer electronics and other devices and equipment, which are the main markets of the companies’ products, and in raw material prices, as well as exchange rate fluctuations;

(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities and investment securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)	the companies’ being unable to reach an agreement satisfactory to both of them with respect to the details of the business integration or otherwise being unable to complete the business integration;
(9)	difficulty of realizing synergies or added value from the business integration by the group after the integration.